Exhibit 99.3

Koch History

Fred C. Koch, co-founder of what is now his namesake, Koch Industries, grew up in Texas and trained as an engineer at MIT. He developed an improved method of converting heavy oil into gasoline and was involved in refining, engineering and ranching businesses prior to his death in 1967. Led by his son Charles, who joined the company in 1961, Koch Industries has grown from those modest beginnings into the second-largest privately held company in North America, according to Forbes, and a global conglomerate with annual revenues of more than $60 billion.

Today, Charles continues as chairman and chief executive officer of Koch Industries. David Koch is executive vice president and Joe Moeller is president and chief operating officer. Under their leadership, Koch Industries has expanded and diversified globally. Koch Industries’ remarkable expansion is testimony to the power of core values, such as integrity, humility, and a spirit of entrepreneurship, to create real value for customers, communities and employees.

Perhaps the best way to understand Koch Industries, Inc. is to view it as a collection of capabilities continually searching for new ways to create value. The privately owned company owns a diverse group of companies engaged in trading, investment and operations, with nearly 30,000 employees in about 50 countries. It is based in Wichita, Kan.

•	Koch’s continued financial strength is a result of its shareholders historically reinvesting as much as 90 percent of earnings back into the parent company.

•	Each Koch company strives to bring the power of the free-market inside its business to maximize productivity and adaptability. Koch companies concentrate on developing an ability to predict customer needs and to mobilize their employees’ knowledge and talents to meet them. This business philosophy, called Market Based Management®, has been profiled in the Wall Street Journal and Forbes magazine, among others.

•	In addition to growing in its core industries, Koch has expanded its vision to include equity investments in other areas. Koch not only invests capital, but also entrepreneurial talents and business acumen, in firms from technology-oriented start-ups to established companies for which Koch’s capabilities can create value.

•	Koch companies historically hold investments for an average of 20 years.

•	Koch companies are long-time traders of a wide range of commodities. They apply a disciplined, strategic trading approach, which helps them anticipate market developments in many industries. This approach has led to growth in their trading and risk management businesses and expansion into other areas.

•	Koch companies strive to be world-class, cost-efficient operators of their many facilities. They have earned recognition for superior performance in environmental protection, health and safety. They are humble enough to recognize shortcomings and bold enough to learn from them to achieve superior performance.

Key Koch History Facts

1927	Fred C. Koch develops innovative refining process.
1940	Koch co-founds Wood River Oil and Refining Company.
1943	Acquires Spring Creek Ranch in Kansas Flint Hills. Adds Montana ranch in 1951; Texas ranch in 1953.
1946	Acquires Rock Island Oil & Refining Co. in Oklahoma. Company changes name to Rock Island in 1959.
1948	Wood River builds products pipeline to Rockford, Ill.
1961	Charles G. Koch joins Koch Engineering from Arthur D. Little; becomes president in 1966; upon his father’s death in 1967 becomes chairman and chief executive officer.
1967	Company becomes Koch Industries, Inc., in honor of Fred C. Koch.
1969	Acquires majority interest in Minnesota refinery, owned by Great Northern Oil Co.
1970	Natural gas liquids plant built in Medford, Okla.
1971	David H. Koch joins Koch Industries.
1979	Acquires real estate portfolio from Chrysler.
1981	Acquires refinery in Corpus Christi from Sun Oil.
1986	Acquires The C. Reiss Coal Company, a 100-year-old Great Lakes company.
1988	Begins constructing Texas Pipeline, a refined product line from Corpus Christi to the San Antonio, Austin and Dallas-Ft. Worth areas. Completed in May 1990.
1989	Purchases assets of John Zink Company of Tulsa, leading manufacturer of pollution control equipment for petroleum and petrochemical industries.
1992	Acquires United Gas Pipeline, renamed Gateway then Gulf South Pipeline Company. System sold as part of Entergy-Koch, LP divestiture in 2004.
1992	Acquires municipal leasing portfolio from Chrysler Public Finance.
1993	Acquires Elf Asphalt.
1995	Acquires Kerr-McGee refinery in Corpus Christi.
1997	Acquires Delhi Group.
Acquires Glitsch, a leading manufacturer of mass transfer and mist elimination equipment.
1998	Forms KoSa, after acquiring 50 percent ownership of Hoechst’s polyester division.
Acquires Purina Mills, Inc.
Acquires Rotterdam splitter from Goldman Sachs.
Forms Koch Ventures, a venture capital firm with $150 million invested.
2001	Acquires full ownership of KoSa.
Forms Entergy-Koch LP, with Entergy Corp., to deliver, trade and market natural gas, power and other energy-related commodities and risk management products. Venture sold in 2004.
2002	Flint Hills Resources, LP, Koch Pipeline Company, L.P., Koch Chemical Technology Group, LLC become stand-alone companies.
Acquires additional interest in Colonial Pipeline, the world’s largest-volume refined products pipeline.
2003	Koch Nitrogen Company acquires fertilizer assets from bankrupt Farmland Industries.
Invests in Louisiana lubricant base oils manufacturing plant.
Acquires additional interest in Colonial Pipeline, to 28.1 percent, becoming largest shareholder.
2004	Multiple Koch companies finalize acquisitions: Alaska refinery and 3 percent interest in the Trans Alaska Pipeline System from Williams Co.; chemicals intermediates business and assets from BP; fiber, intermediates and polymers businesses from DuPont; and fluff, market and filter pulp assets from Georgia-Pacific Corp.
2005	Multiple Koch companies finalize divestitures: majority of U.S./Mexico asphalt businesses sold to SemGroup; natural gas liquids assets sold to Oneok.

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Georgia-Pacific common stock described in this communication has not commenced. At the time the offer is commenced, an indirect, wholly-owned subsidiary of Koch Industries will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Georgia-Pacific will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Georgia-Pacific security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.